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                                                             Filed by ITXC Corp.
                                                  Pursuant to Rule 425 under the
                                Securities Act of 1933 and deemed filed pursuant
                           to Rule 14a-12 of the Securities Exchange Act of 1934

                                                     Subject Company: ITXC Corp.
                                                  Commission File No.: 000-26739



PRESENTATION BY ITXC CORP. TO EMPLOYEES
ON JULY 25, 2000


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ITXC Corp. logo and name.

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What ITXC has accomplished

Built the world's largest Internet telephony network
Developed tools for controlling quality of voice calling on the Internet Developed 3 phone-to-phone Internet telephony products
Sells to most major US-based international carriers, major European competitive carriers, and many new calling portals
Successful IPO in Sep 99 and completed a secondary in 2000

SLIDE

ITXC Business

Leading provider of wholesale Internet-based voice services
Initial service:  WWeXchange - Wholesale phone-to-phone service

Carriers, long distance resellers, PTTs
Enhancements: SNARCS/CRANS, Borderless800, bDirectService
New ITXC webTALKnow! Service (sm) - wholesale web-based ecalling.
Portals, OEMs Internet Service Providers, Communications Web Sites Growing interest from competitive carriers.
Currently sells to 13 of the top 14 US-based International Carriers, most European competitive carriers and major PTTs.

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ITXC Achievements in 2000

 .  Runrate over 800 M annualized minutes
 .  Completed secondary raising added $170M
 .  Annualized revenue of $60 million
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 .  Operates largest Internet telephony network - 256 pops in 149 cities in 60 countries
 .  Deployed SS7 in all hubs - London, LA, NY
 .  Contracts with 13 of top 14 US facilities-based international carriers
 .  Contracts with 12 international PTTs
 .  Sales offices in London and Singapore

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ITXC.net - Unmatched Global Reach

[map of ITXC.net]

A Growing Barrier to Entry

256 POPs
138 Affiliates
149 Cities
60 Countries

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ecalling Vision of Future of Telephony

[Graphic showing future of telephony and the text circling the graphic]

e-Mail
Instant Messaging
PC-to-Phone
PDA
Voicemail
Wireless Web
Home Phone
Cellular Phone
Office Phone

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What's an ecall?

An ecall is to a phone call as email is to snail mail
It is to a person, not a device
It will reach you whenever you want to be reached
It becomes a message when you don't want to be reached

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To help bring out technologies to market sooner and with more strength

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For immediate release: July 25, 2000 - Princeton, NJ and Beaverton, OR - ITXC
Corp(R) (NASDAQ: ITXC) and eFusion, Inc. announced today that they have signed a definitive agreement stating that ITXC will purchase eFusion, Inc. in an all stock transaction.

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eFusion Applications + ITXC Global Network

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eFusion History

 .  3+ Year-old company
      .  Intel spin-off
      .  Voice & video background
      .  Started as a technology provider in Value-added Systems business

 .  Systems Technology Proven Worldwide
      .  USWest
      .  France Telecom
      .  KPN
      .  Bell Canada
      .  Cap Gemini

 .  Accomplishments:
      .  Award Winning Applications
      .  Pioneered Web telephony space
      .  Intelligent Network expertise
      .  Broad Patent Portfolio

 .  $50m+ in financial backing
      .  Intel, Microsoft
      .  AT&T Ventures, France Telecom, Telcom Italia, USWest
      . Velocity Capital, European Technology Fund, BayStar Capital . Merrill Lynch

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 .  What eFusion has accomplished

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 .  Pioneered Web telephony space
 .  Created and deployed Push-to-Talk eCommerce and Suite Adeline subscriber services
      .  Award Winning Applications
 .  Talented Development Team
      .  Valuable Intellectual Property
      .  Intelligent Network expertise
 .  Broad patent portfolio

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Progress in Network Reach

 .  USA:  US and selected international PtT customers
 .  Europe:  UK data center completed
 .  Asia:  TriFusion build out in 2H

Satisfactory expansion for now, but as we move forward we have issues to address:

 .  Global PtT
 .  How to move into broadband for ICW
 .  Edge deployment
 .  Network development

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eFusion Business Plan:

[graphic of PC-to Phone call]

eFusion is a Network Infrastructure based ASP with Applications that enable the online world to talk to the off-line world (i.e. bring phone centric ways of doing business to the Internet world) with a business model that allows for quick delivery of services to businesses

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eFusion Applications

 .  eCommerce applications
      .  Transaction-based revenue model
 .  Call management/communications applications
      .  ISP Solutions
            .  Subscription-based revenue model
      .  Portal Solutions

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            .  Advertising-based revenue model

Applications provide glue between clicks and bricks

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eCommerce Challenges

[eCommerce Applications written in a rectangular box]

For Merchants [market issues]

      . Only 1.6% of visits to online retailers result in a purchase . 2/3 of virtual shopping carts are abandoned

For Online Consumers

      .  Getting help online is difficult, takes time
      .  Customer service may be nonexistent

Online businesses are looking for market-ready solutions and their customers are looking for eSatisfactionSM [eSatisfaction on graphic]

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Push to Talk (PtT)(TM)

[eCommerce Applications written in a rectangular box]

In the future, "... there won't be any significant Web site where you won't be able to push to talk and speak to a customer representative. So if you look at your bank statement and you don't think it's right, you'll be able to talk to somebody." (Bill Gates, ETRE Conference, October 12, 1999)

Push to Talk (PtT)(TM)

      .  Captures customer interest at its peak
      .  Increases customer loyalty
      .  Extends and supports brand online
      .  Increase eCommerce revenue

Develops the most effective delivery channel that bridges the online and offline communities

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                                      -5-
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Push to Talk (PtT)(TM) Simplifies Complex Transactions.

[eCommerce Applications written in a rectangular box]

[graphic] Depicting Hilton Web site

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Service Provider Challenges

[Call Management Applications written in a rectangular box]

For ISPs

 .  Slim margins erode cash flow
 .  Internet Access in a commodity

For Subscribers

 .  In most households, consumers can talk or browse - not both
 .  Being online means missing calls, or being unavailable

Service providers are using value-added services to reduce churn and offer their customers greater convenience and eSatisfactionSM

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eFusion's ASP Solution Suite AdelineSM

[Call Management Applications written in a rectangular box]

[Graphic of Suite Adeline Figure and Interface]

Multiple call management options

[graphic of ASP Solution Suite Adeline and telephones]

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eFusion Representative Customers

[graphics of logos of representative customers]

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                                      -6-
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How Might the New Organization Look?

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Proposed Joint Wholesale Service Offerings

eCalling Commerce Services
[superimposed on a graphic of rectangle]
Development
Prod. Marketing
Product Management
Sales

Customer Support
[graphic of a circle]
Corporate Marketing
Biz Dev
QA
Investor Relations
G&A
Network Operations

eCalling Subscriber Services
[superimposed on a graphic of rectangle]
Development
Prod. Marketing
Product Management
Sales

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Questions

 .  What happens to my job?
 .  Will either office close
 .  Will I need to relocate
 .  What happens to my options?
 .  What about my benefits?
 .  When will this be completed?

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Employee Issues

Retention of eFusion employes is our top priority
-------------------------------------------------

                                      -7-
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560,000 ITXC shares have been allocated for new grants to eFusion employees on closing to encourage them to stay

What happens to my current ITXC options?

 .  Nothing

Will there be layoffs?

 .  We anticipate very few organization overlaps
 . Any changes will not occur until several months after closing, possibly in Oct-Nov.

What if I'm asked to relocate?

 . The few employees may asked to relocate and will be given the option to take severance and early vesting if they decline.

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Employee Issues

Will my salary change?
 .  No

Will the benefits change?
 .  No

What if my job is eliminated?
 .  Possible redeployment to a different position
 .  Severance
 .  Early vesting

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Together ITXC and eFusion will be a powerhouose

Together we have the people, network and financial resources to lead the ecalling future

Together we have a technical headstart  on all other industry players

Together we have a financial position that enables a strong roll out of products

SLIDE

                                      -8-
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What Happens Next?

Shareholders must accept the offer
SEC must issue approvals
Teams will travel back & forth to get to know each other
ITXC & eFusion will share their industry visions
HR staff to review positions, salaries, etc so that they are ready with specific offers when the "deal" is finalized
Development and Sales Teams will continue current work until the "deal" is finalized

SLIDE

eFusion and ITXC

The fusion of communications in the new converging world.

THESE MATERIALS INCLUDE CERTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 CONCERNING ITXC'S BUSINESS, OPERATIONS AND FINANCIAL CONDITION. SUCH STATEMENTS INCLUDE THE REFERENCES TO ITXC'S GOALS, OBJECTIVES FOR THE PENDING ACQUISITION OF EFUSION, ANTICIPATED SYNERGIES RESULTING FROM THE PENDING ACQUISITION, THE EXPECTED CLOSING DATE, THE COMPANIES' BUSINESS PLANS AND PLANS FOR GROWTH AND NEW SERVICES AND EXPECTATIONS REGARDING REVENUES. IN ADDITION, THE WORDS "COULD", "EXPECTS", "ANTICIPATES", "OBJECTIVE", "PLAN", "MAY AFFECT", "MAY DEPEND", "BELIEVES", "ESTIMATES", "PROJECTS" AND SIMILAR WORDS AND PHRASES ARE ALSO INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE COMPANY'S FORWARD-LOOKING STATEMENTS DUE TO NUMEROUS KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, INCLUDING, AMONG OTHER THINGS, UNANTICIPATED TECHNOLOGICAL DIFFICULTIES, THE VOLATILE AND COMPETITIVE ENVIRONMENT FOR INTERNET TELEPHONY, CHANGES IN DOMESTIC AND FOREIGN ECONOMIC, MARKET AND REGULATORY CONDITIONS, THE DIFFICULTIES THAT MAY BE EXPERIENCED IN COMBINING TWO GEOGRAPHICALLY DIVERSE BUSINESSES, THE INHERENT UNCERTAINTY OF FINANCIAL ESTIMATES AND PROJECTIONS AND OTHER CONSIDERATIONS DESCRIBED AS "RISK FACTORS" IN EXHIBIT 99 TO THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999 AND IN OTHER FILINGS BY THE COMPANY WITH THE SEC. ALL SUCH FORWARD-LOOKING STATEMENTS ARE CURRENT ONLY AS OF THE DATE ON WHICH SUCH STATEMENTS WERE MADE. ITXC DOES NOT UNDERTAKE ANY OBLIGATION TO PUBLICLY UPDATE ANY FORWARD-LOOKING STATEMENT TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE ON WHICH ANY

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SUCH STATEMENT IS MADE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ITXC PLANS TO FILE A REGISTRATION STATEMENT ON SEC FORM S-4 IN CONNECTION WITH THE MERGER AND THE PARTIES EXPECT TO MAIL A PROXY STATEMENT/PROSPECTUS TO THEIR SHAREHOLDERS CONTAINING INFORMATION ABOUT THE MERGER. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT ITXC, EFUSION, THE MERGER AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THESE DOCUMENTS THROUGH THE WEB SITE MAINTAINED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION AT HTTP//WWW.SEC.GOV. IN ADDITION TO THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS, ITXC FILES ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED BY ITXC AT THE SEC PUBLIC REFERENCE ROOMS AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549 OR AT THE COMMISSION'S OTHER PUBLIC REFERENCE ROOMS IN NEW YORK, NEW YORK AND CHICAGO, ILLINOIS. PLEASE CALL THE COMMISSION AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON PUBLIC REFERENCE ROOMS. ITXC'S FILINGS WITH THE COMMISSION ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE COMMISSION AT HTTP//WWW.SEC.GOV. EFUSION, ITS DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE SOLICITING PROXIES FROM EFUSION'S STOCKHOLDERS IN FAVOR OF THE ADOPTION OF THE MERGER AGREEMENT. A DESCRIPTION OF ANY INTERESTS THAT EFUSION'S DIRECTORS AND EXECUTIVE OFFICERS HAVE IN THE MERGER WILL BE AVAILABLE IN THE PROXY STATEMENT/PROSPECTUS. ITXC, ITS DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE SOLICITING PROXIES FROM ITXC'S STOCKHOLDERS IN FAVOR OF THE TRANSACTION. A DESCRIPTION OF ANY INTERESTS THAT ITXC'S DIRECTORS AND EXECUTIVE OFFICERS HAVE IN THE MERGER WILL BE AVAILABLE IN THE PROXY STATEMENT/PROSPECTUS.

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